MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the interim financial statements of Great Basin Gold Ltd. ("Great Basin", the "Company", or the “Group”) for the three and nine months ended September 30, 2009 and the year ended December 31, 2008 which are prepared in accordance with Canadian Generally Accepted Accounting Principles and are available through the internet on SEDAR at www.sedar.com. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 2, 2009.

This discussion includes certain statements that may be deemed "forward-looking statements" and information. These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward- looking statements and information. Although the Company believes the expectations expressed in such forward- looking statements and information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements and information. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This management discussion and analysis uses the term ”measured resources” and ”indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This management discussion and analysis uses the term ”inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ”Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

Great Basin is a mineral exploration and development company that is currently focused on delivering two advanced stage projects: the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. The Company, currently recognized as an emerging producer, will migrate to the rank of a junior gold producer as these two projects commence commercial production. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

The Company achieved the following milestones during the quarter ended September 30, 2009:

Hollister Property

  Increase to 1.5 million Au equivalent ounces in measured and indicated categories and 1.4 million Au equivalent ounces in the inferred category1.

  18,026 Au equivalent ounces extracted by trial mining during the quarter and 60,554 Au equivalent ounces extracted for the year to date.

  14% decrease quarter-on-quarter in cash production cost per Au equivalent ounce to US$324.

  Further positive results received from underground infill drilling program confirming planned stope grades.

  Permit obtained from the BLM to construct west Alimak raise.

Burnstone Property

  Increase to 11.6 million Au ounces in measured and indicated categories and to 4.6 million Au ounces in inferred category2.

  1,439 ft (436 m) of on-reef development to date.

  Foundation for metallurgical plant completed and civil works commenced.

  Depth of 1,188 ft (408 m) below surface reached on vertical shaft with 435 ft (85 m) remaining to shaft bottom and 716 ft (217 m) of station development completed on 40 Level at October 28, 2009.

Esmeralda Property

  Successful refurbishment and commissioning of mill on September 9, 2009.

  Completion of desk top due diligence study on underground mining potential.

$110 Million bought deal public offering of convertible debentures

On October 29, 2009 the Company announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and including, BMO Capital Markets, Raymond James Ltd. and Thomas Weisel Partners Canada Inc., pursuant to which the underwriters will purchase $110 million principal amount of senior unsecured convertible debentures (the “Debentures”) at a price of $1,000 per Debenture (the “Offering”), by way of a short form prospectus.

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1 June 2009 estimate at 0.25 opt cut-off: measured and indicated resources are 1.11 million tons grading 1.167 opt gold and 8.59 opt silver. Qualified person is Phil Bentley, Pr.Sci.Nat., of Great Basin. Au equivalent ounces were calculated using metal prices of US$800 Au and US$12 Ag.
2 September 2009 estimate at 400 cmg/t cut-off : measured and indicated resources are 54.1 million tonnes grading 6.67 g/t Au and inferred resources are 11.8 million tonnes grading 12.14 g/t Au. Independent qualified person is G.J. van der Heever, Pr.Sci.Nat. Further details in section 1.2.3.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

The Company has granted the underwriters an over-allotment option to purchase up to an additional 15% of the Offering, for a period of 30 days following the closing.

Net proceeds from the Offering, estimated at $105 million, will be used for repayment of amounts drawn down on the Company’s project finance facility and to replace the proposed Burnstone project finance facility in its entirety.

The Debentures will mature on November 30, 2014 and will accrue interest at the rate of 8.0% per annum payable on a semi-annual basis. At the holder's option, the Debentures may be converted into common shares of Great Basin Gold at any time up to the maturity date. The conversion price will be C$2.15 for each common share, representing a premium of approximately 25% to the closing price on October 29, 2009, subject to adjustment in certain circumstances.

Due to the extended time it has taken to finalize the Burnstone project finance facility (“the facility”), as well as the costs and constraints, including high upfront equity contribution and complex associated hedging structures, the Company has been evaluating alternative funding options. The sale of convertible debentures is the preferred option with fewer encumbrances on the Company’s balance sheet, no requirements to hedge gold production and, on a relative basis, comes at a lower cost of capital in a rising gold price environment.

The Offering is scheduled to close on or about November 17, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

1.2.1	Hollister Property, Nevada, USA

The Hollister Property is located in the northeastern part of the Carlin Trend, approximately 50 mi (80 km) from Elko, Nevada. Great Basin’s surface exploration efforts at Hollister during 1997-2001 resulted in the discovery and delineation of several high-grade epithermal gold-silver vein systems on the property. The main vein systems are called Clementine and Gwenivere. The vein systems have subsequently been accessed by decline and underground development, which is establishing mineral reserves for extraction, and providing staging for the ongoing exploration and development drilling that is in progress.

Permitting

The Environmental Impact Statement (“EIS”) process for the Hollister Project is currently underway by the Bureau of Land Management (“BLM”). Pending the completion of the EIS process and receiving the BLM approval of the amended Plan of Operations, the underground exploration and development activities at the Hollister Property must be conducted within the 275,000 ore tons per year limit set out in the Water Pollution Control Permit (“WPCP”) issued by the Nevada Department of Environmental Protection (“NDEP”) and in a manner that aims to fully protect the environment and archaeological resources near the development, and that will not create any additional surface disturbance or new environmental impacts.

The Company has initiated the initial procedural portions of the EIS, including the signing of a Memorandum of Understanding for the purpose of preparing an EIS with the BLM, the approval of a Partial Processing Cost Estimate for the EIS to the amount of US$145,230 as well as the drafting for

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

publication of the Notice of Intent to prepare an EIS in the Federal Register. The BLM has since assigned an internal Interdisciplinary Team that will be working on the EIS and has provided the Company with the Adequacy Standards for the completion of the EIS following the allocation of a third-party contractor to prepare the EIS for the BLM was completed by the Company. The publication of the Notice of Intent by the BLM is currently pending.

On October 14, 2009, the Company announced that the BLM approved an amendment to the Plan of Operation to construct a second Alimak raise to surface at the western end of the Project’s underground workings. The first Alimak raise on the eastern section of the mine was completed in 2008. The raise will be excavated from the underground workings up to the surface. The surface footprint will be minimized to the size of a small exploration drill site in consideration of the cultural sensitivity of the surface lands in the vicinity of the Hollister Project. The Alimak raise provides an alternative point of egress from the underground workings thereby assuring the safety and continued well being of the Company’s employees. This raise would also increase ventilation in the western section of the mine allowing for further exploration of the newly discovered Gloria vein system as well as further trial mining activities.

The Company has received a government complaint that is has disturbed certain surface areas in the Hollister Project vicinity contrary to the US federal "Archaeological Resources Protection Act" and as a result may be responsible for a damage assessment. The Company and its legal counsel are in discussions with the applicable government authorities to seek a settlement which could involve a financial penalty and some changes to working procedures but without admitting or denying liability.

Trial stoping and milling

Annual production from trial mining in 2009 is anticipated to be 15% lower than planned at 115,000 ounces gold equivalent (Au eqv. oz) mainly because of a slower build-up of ore tons from the higher grade stopes developed in the second and third quarters of 2009. It was originally anticipated that the Company would commence trial mining on these higher grade stopes in the third quarter of 2009. The results from the in-fill drilling presented below indicate that the expected higher grade stopes will only be accessed during the fourth quarter of 2009. The drilling results from these areas are extremely positive and provide the Company with additional information to optimize stope planning, thereby ensuring an increase in ore tons from these high grade stopes. During the third quarter of 2009, continued trial mining resulted in the extraction of 18,232 ore tons containing an estimated 18,026 ounces Au eqv. at a grade of 0.99 ounces per ton (opt) Au eqv. (33.9 g/t Au eqv.), which was less than the planned grade of 1.2 opt Au eqv (41.1g/t Au eqv.) mainly due to only accessing the planned higher grade stopes in the fourth quarter of 2009.

Cash production costs3 for the third quarter decreased by 14% from US$375 to US$324 per Au eqv. oz extracted, excluding milling costs, which is 11% lower than the projected cash production costs per Au eqv. oz for 2009. The year to date cash production costs of approximately US$333 per Au eqv. oz (unaudited) and US$375 per ton mined (unaudited) are 8% and 15% lower, respectively, than the planned

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3 Cash production cost is a non-GAAP measure and is calculated by deducting depreciation from production costs

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

2009 cash cost of US$363 per Au eqv. oz and US$440 per ton mined. This achievement reflects the increasingly aggressive cost management of the Hollister project and improvements in the dilution and mining methods being used.

For the year to date, the Company has extracted 60,554 Au eqv. oz at a grade of 1.13 opt (38.7 g/t). At September 30, 2009, a total of 32,219 tons, containing an estimated 27,336 Au eqv. oz, had been accumulated in a surface stockpile.

The Company earlier reported that its Esmeralda Mill has been successfully commissioned and was processing low grade Hollister ore, and that the necessary permits had been obtained to proceed with the installation of the Gekko float and gravity section which had arrived on site. The installation of the Gekko system, which is being undertaken in the fourth quarter, will allow the Company to match processing with trial mining volumes at Hollister, thereby giving a clearer reflection of operational results.

Due to the commissioning of the Esmeralda Mill and the high toll milling costs associated with treatment at Newmont’s Midas mill, the Company elected not to treat any ore in the third quarter of 2009 and, as a result, did not record any revenue during the period. The Company has subsequently also entered into an ore processing agreement with Yukon-Nevada Gold Corp, to process the 30,000 ore tons currently stockpiled at the Hollister property at their Jerrit Canyon Mill, at a cost of US$88 per ton. Fixed recoveries of 88% for both gold and silver have been agreed to. The stock pile contains an estimated 30,000 Au eqv. oz.

Development

A total of 3,247 ft (984 m) of development has been completed during this quarter, which brings the total for the year to date to 8,872 ft (2,688 m). 2,244 ft (680 m) waste development was directed at accessing the different veins at different levels of which 1,003 ft (304 m) was on-vein development.

Underground Drilling

A total of 22,017 ft (6,671 m) of underground exploration and cover drilling, and 9,991 ft (3,028 m) of stope delineation drilling, totaling 32,008 ft (9,699 m) was completed during the quarter. The exploration drilling has focused mainly on testing for vein extensions and new vein system discoveries to the northwest of the end of the west lateral development, as well as some preliminary holes testing Blanket-style mineralization hosted by the overlying tertiary volcanic rocks. Cover drilling has focused on the strike and depth extensions of both the Clementine and Gwenivere vein systems. Stope delineation drilling has focused on the Gwenivere vein system.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

A summary of characteristic results for each vein are tabulated below:

Hollister Q3 drilling intersections
Type of drilling	Target	No holes	Average width			Average grade
			ft	m	Au oz/ton	Au g/t	Ag oz/ton	Ag g/t
Stope	Gwenivere	107	2.1	0.6	2.247	77.04	11.9	407
Stope	Clementine	24	1.8	0.5	0.935	32.07	3.2	111
Cover	Gwenivere	30	1.0	0.3	0.782	26.83	1.2	40
Exploration	Blanket	8	29.1	8.9	0.258	8.83	0.2	8
Exploration	NW Lateral	12	5.5	1.7	0.117	4.00	0.8	29

Mineralisation in the Gwenivere vein system continues to give intersections with robust grades: 107 boreholes (excluding 5 holes > 10 opt Au) averaged 2.247 opt Au over 2.1 ft (77.04 g/t Au over 0.6 m). Mineralisation in the Clementine vein system also continues to give intersections with robust grades: 24 boreholes averaged 0.935 opt Au over 1.8 ft (32.07 g/t Au over 0.5 m).

Q3 Highlights from Gwenivere drilling
Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Thickness (ft)	Analytical Results
	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HSD-84	63.3	65.8	2.5	2.5	11.677	400.36	111.5	3822
HSD-84	66.9	67.4	0.5	0.5	10.080	345.59	36.3	1244
HSD-84	69.3	72.2	2.9	2.3	6.713	230.18	18.9	648
HSD-85	85.0	93.0	8.0	6.4	6.166	314.24	25.5	874
HSD-85	97.0	101.3	5.6	4.5	62.889	2156.13	154.5	5298
HSD-85	108.5	116.5	8.0	6.4	15.247	522.74	47.2	1620
HSD-86	64.0	69.5	5.5	4.4	25.950	889.73	234.8	8049
HSD-87	79.3	82.8	3.5	2.8	6.051	207.46	29.72	1018.8
HSD-116	188.6	189.6	1.0	0.8	18.383	630.26	399.3	13690
HSD-118	104.9	107.2	2.3	1.8	36.048	1235.91	380.1	13031

The underground drilling is providing more information about the strike (3,000 ft/ 980 m) and vertical (1,300 ft/ 396 m) continuity of the vein systems. The Hollister mineral system currently comprises 19 discrete east-west striking subvertical veins, which constitute the Clementine and Gwenivere groups. The system is still open along strike, at depth, and in areas up to and above the Ordovician/Tertiary Unconformity. One hundred and six underground boreholes were completed, of which 11 were for exploration, 28 covered extensions of the Gwenivere and Clementine vein systems and 67 continued stope delineation targets on both vein systems. The majority of these intersections on both the Gwenivere and Clementine vein systems are inside the short to medium term trial mining plan providing conformation of the expected grade.

Further drilling on the Gloria Vein System, a new discovery made during drilling from the diamond drill station in the west lateral drift (DDS West Lateral), continues to confirm the presence of a significant zone of thick quartz vein breccias, quartz-adularia veins, and quartz-adularia stockwork with an overall

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

orientation of approximately northwest-southeast. Although the assay results did not reveal significant mineralization at the penetrated elevations, the presence of sulfosalts within the veins, abundance of adularia, presence of a number of thin veins with notable gold grades (>3 opt Au) in HDB-307 and HDB-321, and the nature of the vein textures all suggest that emplacement of precious metals did occur within this vein system.

Q3 Underground Exploration Drilling results in the Gloria Vein (West Lateral)
Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HDB-292	64.0	67.8	3.8	2.7	0.152	5.21	2.3	79
HDB-293	599.8	602.8	3.0	2.9	0.122	4.20	2.3	78
HDB-307	584.8	587.0	2.2	2.2	3.156	108.20	19.6	673
HDB-308	No significant intersections
HDB-309	No significant intersections
HDB-310	1271.0	1325.0	54.0	40.5	0.001	0.04	0.1	5
HDB-319	547.6	584.1	36.5	36.5	0.009	0.31	0.2	6
HDB-320	497.5	499.3	1.8	1.7	0.095	3.26	0.9	32
	524.1	524.8	0.7	0.7	0.121	4.15	0.1	4
	528.2	528.9	0.7	0.7	0.229	7.85	0.9	32
HDB-321	541.0	541.5	0.5	0.5	3.752	128.64	16.5	566
HDB-322	512.0	516.2	4.2	3.2	0.264	9.07	1.1	39
HDB-323	472.3	473.1	0.8	0.7	0.102	3.50	2.9	101
	508.6	510.5	1.9	1.7	0.250	8.57	1.6	54
	538.9	539.4	0.5	0.5	0.292	10.01	0.7	24
HDB-324	235.9	237.6	1.7	1.7	1.556	53.35	4.29	147
HDB-335	136.3	137.0	0.6	0.4	0.140	4.79	0.16	5.4

Notably, drilling from shallower inclined drill holes (HDB-293 and HDB-307) delineated significant quartz veining and gold mineralization between 5,190 and 5,400 ft (1,581.9 -1,645.9 m) in elevation. These new discoveries appear to correlate with a splay from the Clementine vein system, and are not related directly to the deeper (approx 5,000 ft in elevation) quartz vein and structural zone from HDB-309. Two separate vein systems and/or mineralized structures are indicated. Future drilling from DDS West Lateral will test for the extent, continuation and economic characteristics of both structures as well as the possibility of other unrecognized veins.

Drilling from diamond drill station 5278 in the muck bay on the Blanket Zone has indicated grade continuity in mineralization and a body of disseminated gold hosted in Tertiary volcanic rocks above the epithermal, banded veins. Intersections range in thickness from 19.4 to 135 ft (5.9 to 41.1 m) and grades between 0.130 to 0.500 opt (4.4 to 17.2 g/t) Au. This drilling is being integrated with the broader mine scale target that has emerged from processing historic borehole intersections of this style of mineralization in order to fully assess the zone.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

Q3 Underground Exploration Drilling results in the Blanket Zone
Drill Hole ID	Vein Intersection (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
	From	To			Au (opt)	Au (g/t)	Ag (opt)	Ag (g/t)
HDB-325	243.7	244.4	0.7	0.6	0.299	10.25	0.6	20
	289.1	290.5	1.4	1.2	1.837	62.98	3.3	113
	296.8	297.3	0.5	0.4	0.891	30.55	6.3	219
	328.6	348.0	19.4	17.5	0.130	4.45	0.0	1
HDB-326	312.0	367.0	55.0	49.5	0.500	17.16	0.3	9
HDB-327	292.1	293.2	1.1	1.0	1.198	41.07	2.3	80
	358.0	378.0	20.0	18.0	0.141	4.85	1.1	0
HDB-328	258.0	393.0	135.0	121.5	0.168	5.76	0.1	2

Surface Exploration and Drilling

No surface exploration drilling was conducted during the quarter. A surface diamond hole was drilled to cover the west Alimak raise, and has been successfully completed. Three new piezometer / monitor boreholes were also percussioned and equipped just south of the Hollister mine infrastructure.

The integration of previous geophysical surveys (airborne magnetics, radiometrics, and ground Induced Polarisation and CSMAT resistivity surveys) with available geological and drilling data has continued. Follow-up targets of preserved mineral systems similar to Hollister that exist on the claims block are being prioritized. A detailed 660 ft (200 m) grid infill gravity survey has been completed over the Hollister Development Block and surrounds during the quarter. This survey will be analyzed during the fourth quarter of 2009, but it is anticipated that this survey will greatly enhance our understanding of the structural controls on mineralization, as well as the existence of intrusives in the geothermal system. Progress has been achieved restructuring the Hollister geology and exploration database. This work is in line with a group-wide database restructuring, which will ultimately allow real time access to information in a variety of disciplines.

Human Capital

Appropriate staffing at management and operational levels are in place to sustain the planned trial mining and exploration activities. The attraction and retention strategies implemented at the Hollister project have resulted in low levels of labor turnover supporting consistency in safe production.

Remainder of fiscal 2009

A number of trial stopes have now been prepared, including the Rocmec experimental stope, for trial mining during the fourth quarter. The successful installation and commissioning of the Gekko system at the Esmeralda Mill will enable the Company to significantly reduce milling costs and improve cash flow. The current stock pile will be milled at the Jerrit Canyon mill in terms of the toll milling agreement. The EIS process will continue with establishing the structure for completing the process within the estimated timeline. Further underground drilling will continue with the focus on stope delineation and the new discoveries towards the north west.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

1.2.2	Esmeralda property, Nevada, USA

The Company purchased the Esmeralda property on November 30, 2008 for an aggregate consideration of $2,403,600 (US$2,000,000).

The Esmeralda Mine and Property consist of patented and unpatented mining claims, fee lands, water rights and a mill. Other features of the Esmeralda Property include crushing facilities, stockpile areas, waste rock facilities, roads and other miscellaneous areas.

Esmeralda is approximately 220 miles (354 km) from Winnemucca and approximately 290 miles (467 km) from the Hollister property with 80% of that distance over paved roads.

Permitting

An application package to renew the Esmeralda National Pollutant Discharge Elimination System (“NPDES”) permit was prepared and submitted on June 10, 2009. The renewal permit would allow a conditional discharge of water to surface waters.

The transfer of water right from Metallic Ventures US Inc, the previous operator of the mill, to Great Basin is being finalized.

On September 1, 2009 NDEP approved the commencement of milling operations and the processing of Hollister ore. Approval for the refinery furnace, kiln, retort and any other "thermal" units require a Nevada Mercury Control Permit, the application for which is pending.

Mining

A desktop study has been completed to evaluate the exploration and mining potential of the Esmeralda property. The study involves the collection and review of the historical database, review of the permits and on-site rehabilitation of one of the declines to gain underground access to some of the historical stopes. A recommendation will be made to the Board in the fourth quarter.

Geology

Structural control is the most important factor in the localization of deposits in the Esmeralda district. There is a close spatial relationship between deposits (veins) and the north-south faults. Nearly all production of gold-rich ores came from mines located within 500 ft (152 m) of faults of this system. A property-wide geological assessment has indicated significant untested down faulted epithermal vein targets immediately east of previous opencast and underground operations.

The geological mapping program to support initial drill target concepts is planned to be undertaken during the fourth quarter. Significant drill targets occur in the covered and/or undrilled area between the Humboldt and Ann Pits and east of the Martinez area. Mapping of this area to complete the design of a drilling program is underway.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

Refurbishment of mill

Refurbishment of the mill has been completed and the mill was commissioned on September 9, 2009 and the facility commenced processing ore from the Hollister Project. As at October 4, 2009, a total of 5,502 tons of ore had been processed. The Hollister stockpiles are being sequentially depleted – low grade first, medium grade second, and then the high grade at a rate of over 240 tons per day. Low grade ore was selected to start the mill to reduce the risk of poor recoveries during commissioning.

The mill has averaged 217 tons per day since start up but, more importantly, for the 14 days up to October 4, the mill averaged 267 tons per day. Mill availability has increased to over 95%. An estimated 405 ounces of gold and 2,955 ounces of silver are in process and, when concentrated, will be forwarded to a refinery for recovery. Commissioning of the smelter will also be subject to receipt of a mercury permit that can only be applied for once the mill is operational with Hollister ore. The Company will be selling the concentrate from the mill until such time as the smelter has been commissioned.

On October 20, 2009 the Company reported that the NDEP granted approval of the Esmeralda Water Pollution Control Permit, allowing the Company to continue with the next phase of the Esmeralda Mill expansion. This next phase of mill development includes construction, installation and commissioning of the Gekko System, an In-Line Leach Reactor (ILR) which optimizes the recovery of gold from high grade concentrate streams. In addition to concentrate leaching in an ILR, the Gekko system includes a gravity and flotation section, which will capture free gold and silver up front, thereby reducing the feed grade to the process flow.

Esmeralda’s ILR was shipped from Australia and arrived at site on September 25. Construction of the building and assembly of the components is expected to be completed in the fourth quarter, enabling high metal recoveries at Esmeralda’s milling facilities.

Remainder of fiscal 2009

Installation and commissioning of the Gekko system in the Esmeralda Mill will take place during the fourth quarter, and the facility will continue to process material from Hollister.

Pending approval by the Board of Directors of the results of a review of the Esmeralda property, a mining and exploration plan for the property will be developed.

1.2.3	Burnstone Property, Mpumalanga Province, South Africa

The Burnstone Property is located in the South Rand area of the Witwatersrand goldfields, approximately 50 mi (80 km) southeast of the city of Johannesburg and near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

The Burnstone Project has received all of the required permits to complete the development of the mine and commence full scale underground mining. Block B and Block C, containing an estimated 280,000 oz/Au and 231,400 oz/Au respectively, will be the first areas of the ore body to be accessed and mined in the next 36 months while underground access to the remainder of the ore body is being developed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

Underground development

Development and construction programs are ongoing at Burnstone and on September 30, 2009 approximately 8,056 ft (2,441 m) of decline development had been completed. The Kimberly reef has been intersected in the access drift to Block B and in the main decline. The Channel Assay results from the first intersection of Kimberley Reef confirmed predictions: it shows mineralization of 3.5 ft (1.05 m) at 420 cm.g/t or 4.2 g/t.

For the quarter, total waste development was 756 ft (229 m) and development on reef was 828 ft (251 m). As at September 30, 2009 a total of 20,400 tons had been collected on the ore stockpile.

Vertical shaft

Progress on the vertical shaft construction project is on schedule and within expectations. Current depth is at 1,347 ft (408 m) below collar, and will remain at this level whilst lateral development on 40 Level is being completed. The aim of this activity is to ensure coordinated link – up with planned underground production developments. Three break-aways at the 40 level were commenced and a total progress of 149 ft (45 m) of development has been logged thus far. This development will include the first ore pass and settler dam required for early stage production to commence on time. Once this has been achieved, sinking to the 41 level and shaft bottom will continue. Shaft bottom has been revised to 1,607 ft (487 m) below collar, as opposed to the initial 1,654 ft (501 m). This was possible as the result of value engineering practices applied in the final design of the shaft. Final designs for the underground infrastructure and work toward integration with the shaft system construction is in progress.

Winders

The progress of the winder refurbishment and installation program is on track and within project schedule.

  Winder building (Civil and structural design and construction)

  Progress of this project is measured at 60% complete. In addition to the completion of designs, foundation excavations commenced during late August 2009, and the building civil works and structural steel construction will be completed by mid December 2009. This will enable the rock winder installation to commence in parallel with building completion. Completion of this program is set for February 2010, well in time for commissioning of the winders and shaft system.

  Rock winder refurbishment

  The rock winder refurbishment program is approximately 50% complete. The drum shaft is at present undergoing refurbishment and polishing with the drum cheek repair being completed. The material for the new drum barrel has arrived in South Africa and is currently at a contractor for plate rolling. Quality control on the imported materials confirmed the material to be void of defects. Hydraulic components are under procurement for the various hydraulic power packs. These include the brake system hydraulics, bearing lubrication hydraulics and gear lubrication hydraulics. Electrical components are also under procurement. The refurbishment program remains on schedule.

  Man/Service winder refurbishment

  This refurbishment program is also approximately 50% complete. The new drum fabrication is well underway and all of the procured material has been delivered. The boiler making process is complete

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

and the final welding is well underway. The drum shaft is at present undergoing refurbishment and polishing. Hydraulic components are under procurement for the various hydraulic power packs. These include the brake system and bearing lubrication hydraulics. Electrical components are also under procurement. The refurbishment program remains on schedule.

Metallurgical plant

The metallurgical plant construction process is well established and on schedule. Plant terracing is complete and the foundation excavations for the mill building and the main storage silo are in process. Two contractors are on site, one being responsible for the foundation excavations of the mill building and silo and the other for the earthing and lightning protection of the metallurgical plant. The civil construction contractor commenced with site establishment in October 2009.

Delivery of long lead items are on track and the refurbishment of the ball mill & Semi Autogenous Grinding Mill is nearly 50% complete.

Tailings dam (TSF)

The design work of the facility is nearing completion. Concurrently with this, confirmatory geotechnical work to support designs and environmental compliance is being completed. A geophysical investigation for the TSF confirms that there is no influence from regional fault structures. The storage characteristics and deposition method for the TSF is currently being modeled to confirm designs. At the same time, the TSF tender drawings, bill of quantity and other related tender documentation are complete and the tender process in motion. Duration of construction is still planned to be six months, with project completion to coincide with the completion of the metallurgical plant.

General surface infrastructure

  Power

  ESKOM committed to the phased power demand requirements of the Burnstone Project which involves the refurbishment of an existing line, and construction of a new section of a power line to the mine site. An environmental basic assessment report was completed for the construction of the power line to the Burnstone project and ESKOM is currently negotiating servitude rights with owners of surface land that will be crossed by the power line.
  Construction of the 88/11kV main substation on site has commenced.
  The project is jointly managed by ESKOM and the Company to ensure availability of the required electricity in the second quarter of 2010 to coincide with the commissioning of the vertical shaft and metallurgical plant. Electricity requirements during the construction phase are managed by a combination of ESKOM supply and diesel generators.

  Ventilation shaft

  A project to raise bore a 1,013 ft (305 m) in depth, 17 ft (5.1 m) diameter ventilation shaft has commenced. The project is slightly ahead of schedule.

  Roads

  The project to upgrade access roads to the mine has commenced with the first phase aimed at the upgrading of a section of road in the town of Balfour. The second phase, the upgrading of the main

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

access road to the mine, heading northeast out of Balfour, is in the design phase with construction only planned to commence in the latter half of 2010.

Resource estimate

An updated mineral resource estimate was completed during September 2009. The update is inclusive of all surface drilling up to July 2009. At a cut-off of 400 cmg/t, the total Measured and Indicated resources have increased by 8% from approximately 10.9 million ounces to 11.7 million ounces Au.

Burnstone Mineral Resource Estimate – September 2009
Resource Category	Cut-off cmg/t	Tonnes millions	Au Grade g/t	Contained Au Ounces
Measured	300	62.9	5.29	10,697,000
	350	52.9	5.63	9,568,000
	400	43.9	6.08	8,569,500
Indicated	300	22.0	6.16	4,361,300
	350	15.2	7.26	3,554,700
	400	10.3	9.21	3,038,600
TOTAL MEASURED & INDICATED	300	84.9	5.51	15,058,300
	350	68.1	5.99	13,122,700
	400	54.1	6.67	11,608,100

Notes to table:
1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.	Metallurgical recoveries are not applied to resource values.

The number of boreholes utilized in the resource estimate, totals 296 and inclusive of all deflections provides 1,115 Kimberley Reef intersections. The resource model has benefited from a full database verification and validation exercise, which has led to information from 59 additional historical and 71 additional new drill holes being incorporated. Geozones of the area of interest were updated as part of the basis for the estimation. These zones are delineated by a combination of variable geological parameters such as channel width, gold grade and gold accumulation (cmg/t), footwall lithology, and sedimentary facies. The resource estimate covers a combination of mineral rights within the mining license area granted in October 2008, as well as mineral and/or prospecting rights controlled by Great Basin outside this boundary.

For continuity, the mineral resource classification method applied in this update is consistent with that applied in previous Burnstone mineral resource statements. A sensitivity analysis of the estimation kriging variances and the minimum number of informing samples has also been undertaken and assessed. The results demonstrate no significant or material change to the estimated total Measured and Indicated resources.

In addition the Company significantly increased the mineral resources in the inferred category in the areas adjacent to the mining licensed area. These rights are held under prospecting permits. Exploration activities will be extended into these areas for mineral rights maintenance, and as sufficient drilling has been completed within the mineral lease area.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

Underground drilling

Drilling totalled 6,023 ft (1,825 m) for the quarter. The focus continues to be on Block B and Block C delineation and infill evaluation to support the mine plan. The number of operating rigs has increased to four during the quarter and a higher drilling rate is therefore expected for the remainder of the year. In addition a more powerful LM75 diamond drill rig capable of drilling holes up to 3,300 ft (1,000 m) has been mobilized which will drill deeper fan boreholes into the C Block during the fourth quarter.

Surface drilling

No surface drilling was undertaken during the quarter. Work programs outside the mining licence as well as the evaluation of sub-cropping mineralization in four areas, are being reviewed. A tender for Area 1 infill diamond drilling has been adjudicated and is planned to be initiated during the next quarter.

Mining method

The Company has started the first tests of its Long Hole Stoping (“LHS”) project which is currently planned to be trialled for a period of nine to twelve months. LHS, which involves a higher degree of mechanization, could, if implemented successfully, result in the mining of fewer ore tons at a higher recovery grade. This could favourably impact the cash cost ounce measures of the operation. Cash cost per ton should remain the same. The equipment needed for the trial stoping is already on site, crews trained and testing of the equipment and its capabilities successfully completed. Turgis Consulting has been appointed to independently review the results of the trial stopes to ensure timely and accurate decision making. In order to maximise on the synergies, Blocks B and C will also be developed with mechanised low profile equipment to increase the rate at which stoping areas can be opened up, which can add flexibility and a smooth transition to hybrid mining should LHS prove not to be successful.

Human capital

Burnstone has appropriate management and technical professional capacity employed to manage both the construction and business establishment phases. The skills development plan continues through the set up of production crews by blending staff who have operated in a mechanized mining environment with newly trained employees recruited from the local community. The requirement from our planned mining processes has been incorporated in our team development and recruitment programs.

Remainder of fiscal 2009

The full integration of all the major capital projects will continue during the fourth quarter. Priority focus remains on delivering the project within the planned timeline to reach commercial production by end of June 2010 when the mill is planned to be operational. The on reef development and opening of stopes for the LHS trial will be continuing throughout the remainder of 2009.

1.2.4	Rusaf properties, Tanzania and Russia

During the second quarter of 2008, the Company acquired the remaining 63% of Rusaf Gold Ltd (now called GBG Rusaf), which holds mineral rights in Tanzania and Russia.

Property information

During 2008, GBG Rusaf conducted exploration in Tanzania and the Island of Kurils in eastern Russia.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

In Tanzania, the exploration program consisted of three regional exploration programs in the following areas:

  Lake Victoria (north-west), including several early stage exploration programs and drilling on two targets.

  Lupa (south-west), where the Nkolwisi project was the focus of a surface drilling program.

  Kikugwe (central south), where a soil sampling program was completed.

Exploration on the Island of Kurils in 2008 included 33 diamond boreholes aimed at establishing indicated mineral resources in the main project-area.

Exploration program

Limited work has been undertaken during the third quarter. Geological modeling of the Tanzanian drill targets has largely been completed, and the initial Independent 43-101 reports are to be completed during the fourth quarter of 2009.

In Kurils (Russia) the borehole analyses for gold and base metals have all been received, and have been processed and modeled for preliminary mineral resource estimation. The Independent 43-101 report for these targets is anticipated during the fourth quarter of 2009. A field program entailing environmental and metallurgical control sampling has been completed during the quarter under review. This work provides a basis for the permit area to be kept up to date from a regulatory perspective, as well as provide sufficient information for the submission of a renewal document in the third quarter of 2010.

Remainder of fiscal 2009

The initial resource estimation and accompanying technical reports will be completed on the three Tanzanian and the Kurils targets during the fourth quarter. Exploration programs on these properties will be developed based on the results from the technical reports.

1.2.5	Tsetsera Property, Mozambique

The Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with G S Minase Refnaria Limitade (“GSR”) in Mozambique on August 20, 2007 (“the JV”). The purpose of the JV is to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties.

The Company has an 80% interest in the JV, and has committed to exploration expenditures of approximately US$2 million over a three year period on the Tsetsera Property, which is located 80 km south of Manica in Mozambique, and other properties over which GSR holds mineral rights.

The Company manages the JV and is responsible for the day to day management of the exploration and other activities to be conducted.

Property information

GSR currently owns the 17 square km Tsetsera Property. The property was worked historically by artisanal miners, who crushed quartz vein material and panned gold from the fines. The artisanal miners have exposed over 985 ft (300 m) strike length of quartz veins, 5 to 60 cm in width, within a phyllite (strongly metamorphosed sediments).

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

Remainder of fiscal 2009

The project is currently on care and maintenance. Management visited the property during the quarter under review, and decided to remain committed to the property, with a renewal in November, 2009. Phased exploration programs have been planned for 2010 but will be undertaken subject to the availability of funding for exploration activities.

1.2.6	Market Trends

The Company’s share price traded at a low of $1.38 and a high of $1.79 during the quarter, closing at $1.64 on September 30, 2009.

Gold had another quarter of significant volatility, trading between US$908/oz in July up to a high of US$1,018/oz in September 2009, closing at $995/oz on September 30, 2009. The price of gold continued its momentum in October 2009 and reached $1,061 on October 20, 2009.

1.3	Summary of Quarterly Results

In thousands of Canadian dollars, except per share figures and number of shares. Small differences may arise due to rounding.

	Sept 30 2009	Jun 30 2009	Mar 31 2009	Dec 31 2008	Sept 30 2008	Jun 30 2008	Mar 30 2008	Dec 31 2007
Current assets Mineral properties Other assets	78,854 254,648 157,345	131,545 257,247 123,592	168,937 257,639 71,884	52,706 259,859 52,635	18,143 256,424 35,586	32,545 250,383 34,179	61,292 218,485 32,993	84,353 218,414 26,546
Total assets	490,847	512,384	498,460	365,200	310,153	317,107	312,770	329,313
Current liabilities Future income taxes and other Liabilities Shareholders’ equity	27,324 86,527 376,996	25,369 90,570 396,445	18,881 82,844 396,735	27,446 80,546 257,208	14,240 47,307 248,606	11,115 34,986 271,006	7,895 31,248 273,627	6,121 35,400 287,792
Total liabilities and shareholders’ equity	490,847	512,384	498,460	365,200	310,153	317,107	312,770	329,313
Working capital[1]	51,530	106,176	150,056	25,260	3,903	21,430	53,397	78,232
Revenue Expenses Loss for the period	- (16,382) (16,382)	21,876 (35,492) (13,616)	11,861 (21,944) (10,083)	16,920 (43,085) (3,693)	- (34,805) (31,129)	7,796 (43,131) (33,038)	- (20,512) (17,012)	- (23,385) (19,275)
Basic and diluted loss per share	$0.05	$0.04	$0.04	$0.01	$0.15	$0.16	$0.08	$0.10
Weighted average number of common shares outstanding (thousands)	333,531	333,215	238,364	215,162	214,345	205,930	203,902	202,635

1  Working capital refers to the net amount available after current liabilities are netted against current assets and is considered a non-GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

1.4	Results of Operations

For the quarter ended September 30, 2009, the Group incurred a pre-tax loss of $17,014,505 compared to a pre-tax loss of $11,071,701 in the previous quarter. No revenue has been recognized for the quarter and all of the production has been stock piled which adversely impacted on the pre-tax loss reported. The pre-tax loss decreased in comparison to the 3rd quarter of 2008 when a pre-tax loss of $34,805,148 was recorded. Taxation charges recorded in the income statement relate to deferred tax charges and Nevada state taxes. The reduction in the year on year loss is due mainly to decreased pre-development costs expensed due to the capitalization of pre-development expenses at the Burnstone property since November 2008.

Pre-development costs incurred at Hollister are currently being expensed until such time as the required permitting is granted to allow for full-scale underground mining. Expensing the pre-development costs has had a negative impact on the Group’s earnings.

Revenue

No revenue was recognized for the quarter as ore extracted from trial mining activities was stockpiled pending commissioning of the Esmeralda Mill. Net revenue for the previous quarter from metal sales from the Hollister property amounted to $21,876,134 after deducting toll milling charges of $6,295,740. For the nine months ended September 30, 2009 44,706 gold equivalent oz were recovered from the sale of 35,421 tons of ore, thereby recognizing net revenue of $33,737,518 for the period.

No revenue was recognized in the third quarter of 2008 as the milling campaign was only completed during October 2008 with final assays only available on November 6, 2008. An average gold and silver price of $888 and $17 respectively resulted in revenue of $7,889,614 being recognized for the nine months ended September 30, 2008.

Production costs

Production costs include the direct mining and development costs as well as the allocated overhead costs relating to the ounces from trial mining activities at the Hollister project sold during the quarter and exclude milling costs.

Production costs for the quarter were capitalized to inventory as no sales took place. Cash production costs for the quarter amounted to $379 (US$324) per gold equivalent oz extracted. The cash production cost per Au equivalent oz reduced by 14% from $439 (US$375) in the second quarter, however remains to be negatively influenced by the lower than planned production during the quarter. The cash production costs per ton reduced to $374 (US$320) from $434 (US$371) during the quarter, an improvement of 14%. The cash production costs during the third quarter of 2008 amounted to $367 (US$360) per Au equivalent oz.

The year to date cash production costs of $390 (US$333) per Au equivalent oz and $439 (US$375) per ton is respectively 8% and 15% lower than the planned 2009 cash cost of $425 (US$363) per Au equivalent oz and $515 ($440) per ore ton extracted. This achievement is ascribed to the aggressive cost management campaign initiated on the project and improvement on the dilution and mining methods being applied.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

Exploration expenses

The exploration expense for the quarter reduced to $3,532,014 compared to $4,428,622 in the previous quarter. $3,010,791 was spent on the underground exploration program at the Hollister project during the quarter with the remainder having been spent at the Burnstone and Rusaf projects. The Company has spent $9,901,551 on the exploration program at the Hollister project for the nine months ended September 30, 2009 compared to $10,681,627 for the nine months ended September 30, 2008.

Pre-development expenses

The pre-development expenditures amounted to $8,443,224 during the quarter compared to $8,491,661 in the previous quarter. Pre-development expenses for the nine months ended September 30, 2009 relate to the Hollister project and are being expensed until the required permitting has been received. Pre-development expenses at the Hollister project includes development of underground infrastructure to access the ore body for trial mining. Pre-development expenses are currently higher than planned due to the various mining methods being trialed. Pre-development expenses for the Burnstone project were expensed until October 28, 2008 when the Mining Right was received. Pre-development expenses for the three months ended September 30, 2008 include $7,943,698 relating to pre-development expenditure on the Burnstone property. $21,502,427 of pre-development expenditure on the Burnstone property is included in pre-development expenditure for the nine months ended September 30, 2008.

Development expenditures on the Burnstone property totaling $69,640,235 were capitalized to property, plant and equipment for the nine months ended September 30, 2009.

Stock based compensation

The Black Scholes valuation applied to stock based compensation is impacted by the historical volatility of the share price used as input into the valuation model.

Stock based compensation of $1,175,673 relating to the Burnstone project was capitalized as part of the property’s development expenditure under property, plant and equipment. $847,961 and $220,205 of Hollister’s stock based compensation were respectively allocated to the pre-development activities and production costs.

Unrealized loss on held-for-trading financial instruments

Financial instruments held-for-trading are recorded at their fair value with the adjustment being recorded in the statement of operations.

1.5	Liquidity

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and medium term operating cash requirements.

Historically, the Company's major source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company completed a public offering in March, 2009 whereby it issued 115,000,000 units (the “Units”) at a price of $1.30 per Unit (the “Offering Price”) with net proceeds of $133 million. Each Unit consists of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of Great Basin. Each Warrant entitles the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 at any time before 5:00 p.m. (Vancouver time) on October 15, 2010.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

On October 29, 2009 the Company announced that it has entered into an agreement with a syndicate of underwriters led by RBC Capital Markets and including, BMO Capital Markets, Raymond James Ltd. and Thomas Weisel Partners Canada Inc., pursuant to which the underwriters will purchase C$110 million principal amount of senior unsecured convertible debentures (the “Debentures”) at a price of C$1,000 per Debenture (the “Offering”), by way of a short form prospectus. The Company has granted the underwriters an over-allotment option to purchase up to an additional 15% of the Offering, for a period of 30 days following the closing.

The Offering is scheduled to close on or about November 17, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Company is also in discussions for a possible restructuring of the Senior Secured Notes that were issued in December 2008. Although these notes are not due for payment until December 2010 at the earliest, the improved debt markets are providing opportunities to restructure these notes into a lower cost debt facility with more favourable repayment terms. There can be no certainty at this time that these discussions will lead to a restructuring of the notes.

At September 30, 2009, the Company had working capital of approximately $52 million.

The Company's access to equity financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding in order for the Company to meet its planned business objectives.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.6	Capital Resources

At September 30, 2009, the Company had 333,687,511 common shares issued and outstanding. A further 86,178,552 share purchase warrants were outstanding. As of the date of this MD&A there was no other material change to the number of shares or warrants outstanding.

1.7	Off-Balance Sheet Arrangements

The Company, through its subsidiaries, N5C Resources Inc., N6C Resources Inc. and Rodeo Creek Gold Inc. signed a loan guarantee agreement pursuant to the conclusion of the transaction with Tranter Burnstone.

On October 1, 2007, Tranter Burnstone borrowed $28 million (ZAR200 million) from Investec to settle a portion of the purchase consideration of $37 million (ZAR260 million) for its interest in the Company. The security for the loan comprised, amongst other items, a loan guarantee which require N5C Resources Inc., N6C Resources Inc. and/or Rodeo Creek Gold Inc., in the event of default by Tranter Burnstone on any of its interest payments to Investec, at any time for the first four years, to lend not more than $11

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

million (ZAR80 million) to Tranter Burnstone in order to settle such repayment obligations.

The loan agreement with Investec further requires Tranter Burnstone to deposit cash into a margin call account if the underlying value of the shares held by Tranter in Great Basin Gold is less than the outstanding loan and accrued interest. The decrease in the share price of the Company since September 2008 triggered the requirement for a cash deposit into the margin account. Tranter Burnstone defaulted on depositing the required cash into the margin account, and the Company has been advised that Investec served Tranter with a notice of default in December 2008. A notice of foreclosure has not been served on Tranter and the probability of the guarantee being called upon remains uncertain.

1.8	Contractual obligations

Payments due by period (CAD millions)
	Total (million)	Less than one year (million)	1 to 5 years (million)	More than 5 years (million)
Exploration commitment Project loan facility Senior secured notes Finance lease liability Operating lease obligations Purchase obligations Other	$ 4 44 66 1.6 0.8 Nil Nil	$ 3 2 Nil 0.8 0.1 Nil Nil	$ 1 35 66 0.8 0.7 Nil Nil	$ Nil 7 Nil Nil Nil Nil Nil
Total	$ 116.4	$ 5.9	$ 103.5	$ 7

Exploration commitments

On August 20, 2007, the Company concluded a Joint Venture Agreement to enter into an unincorporated joint venture with GS Minase Refnaria Limitade (“GSR”) in Mozambique. The purpose of the Joint Venture in to establish a gold exploration and mining business in Mozambique, whereby the Company will have the exclusive right to explore all GSR’s properties. The Company will have an 80% interest in the Joint Venture and has committed to exploration expenditures of approximately US$2 million over a 3 year period on the Tsetsera Property, which is located 80 km south of Manica, Mozambique and other properties over which GSR holds mineral rights.

The acquisition agreement for Rusaf requires the Company to spend a minimum of $7 million and up to a maximum of $20 million to explore the newly acquired properties during the first three years from closing of the transaction on April 1, 2008.The increased expenditure is contingent upon gold discoveries above a threshold of 500,000 ounces in size on certain mineral prospects formerly held by Rusaf. Technical reports on the exploration program thus far have not been finalized as yet. There is therefore no indication as yet that the minimum exploration spend requirement will be exceeded.

Project loan facility

The facility has a term of 7 years with estimated quarterly repayments of $2 million (ZAR15 million) commencing September 2010. Interest rates are linked to the Johannesburg inter banking borrowing rate (“JIBAR”) with an average premium of 2.25% above JIBAR. As at September 30, 2009 JIBAR was at 7.133%. This facility does not carry any early settlement penalty.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

Senior secured notes

Each Note matures at 120% of principal on the earlier of December 12, 2011 and certain stated events, including a change of control. The Notes bear interest of 14% per annum with the first 24 months of interest having been prepaid.

The Notes are guaranteed on a joint and several basis by all of the Company’s Nevada subsidiaries and secured by their assets, being the Hollister Property and all other Nevada assets. The Notes are also repayable at the election of the holder on 30 days notice after November 12, 2010.

Finance lease liability

The principal debt amount will be repaid in 36 equal installments. Interest is charged at 6.5% on outstanding capital and is being calculated on the 15th of each month. The finance lease is collateralized by the leased assets which had a carrying value of $2,285,881 at September 30, 2009.

1.9	Transactions with Related Parties

Related party balances and transactions include balances and transactions with a company which has a director in common with the Company. These transactions were entered into on an arms-length basis and were recorded at the exchange amount. Normal commercial terms apply to the repayment thereof. During the nine months ended September 30, 2009, the Company paid $265,655 for services rendered by a private company which has a director in common with the Company (2008: nil). No services were rendered during the three months ended September 30, 2009 (2008: nil).

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

None.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 4 of the most recent annual consolidated financial statements and a description of a change in accounting policy is set out in 1.13 of this document. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements and are fully disclosed in the most recent annual MD&A for the year ended December 31, 2008.

1.13	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

(a) Goodwill and intangible assets (Section 3064 and 1000)

Section 3064 replaces CICA 3062 and provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. The adoption of the Section had no impact on the Company’s statement of operations.

(b) Credit risk and the fair value of financial assets and financial liabilities (EIC 173)

Effective January 1, 2009, the Company adopted the recommendations of the Emerging Issues Committee (“EIC”) of the CICA relating to Abstract EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This Abstract confirms that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

(c) Mining Exploration costs (EIC174)

This Abstract considers when exploration costs related to mining properties may be capitalized, and if exploration costs are initially capitalized, when mining properties should be assessed for impairment to determine whether a write-down is required, and what conditions indicate impairment and is effective for financial statements issued after March 27, 2009. The adoption of this Abstract had no significant impact on the Company’s consolidated financial statements.

1.14	Financial Instruments and Other Instruments

The Company’s financial instruments consist of available-for-sale and held-for-trading financial instruments and are recorded at their fair value. Unrealized gains and losses arising from changes in the fair value of available-for-sale financial instruments are recognized in the statement of operations and comprehensive loss under “other comprehensive loss”, whilst fair value changes on held-for-trading financial instruments are recognized in the statement of operations.

The carrying amounts of financial instruments are as follows:

	Available-for-sale	Held-for-trading
At January 1, 2009 Cash movements during the period Conversion of convertible loan to shares Movements in fair value	$ 899,624 - 1,035,310 1,362,291	$ 37,693,178 22,733,350 - (2,061,692)
Balance, September 30, 2009	$ 3,297,225	$ 58,364,836

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

The Company will be required to convert its accounting framework to International Financial Reporting Standards (“IFRS”) at the latest January 1, 2011. The Company is in the process of evaluating the impact of this required conversion on the financial reporting and disclosure requirements of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

1.15.1	Disclosure of Outstanding Share Data

The following details the share capital structure as at October 31, 2009. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Share Capital Structure
Equity type	Expiry date	Exercise price	Number granted	Total
Common shares				333,754,158
Share purchase options	April 18, 2010 November 9, 2010 December 31, 2010 February 4, 2011 February 18, 2011 March 18, 2011 April 30, 2011 May 21, 2011 August 18, 2011 October 30, 2011 December 11, 2011 February 11, 2012 April 18, 2012 July 15, 2012 October 9, 2012 April 10, 2013 December 11, 2013 January 14, 2014 February 11, 2014 April 12, 2014 July 15, 2014	$2.68 $3.12 $1.14 $3.00 $2.95 $3.57 $2.45 $3.47 $2.78 $1.50 $1.25 $1.75 $2.68 $1.49 $1.65 $3.60 $1.25 $1.35 $1.75 $1.49 $1.49	16,667 130,000 400,000 276,668 50,000 90,000 450,000 150,000 470,000 1,011,800 4,972,305 4,085,833 90,000 900,000 490,000 110,000 254,800 825,000 690,000 2,380,000 100,000	17,943,073
Warrants	September 30, 2010 October 15, 2010 December 12, 2011	ZAR20.78 $1.60 $1.25	1,684,312 57,500,000 26,994,240	86,178,552
Fully diluted shares				437,875,783

1.15.2	Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure. They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company evaluates its disclosure controls and procedures annually; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2009

to error or fraud.

There have been no significant changes in disclosure controls and procedures during the period ended September 30, 2009, that could have affected or are reasonably likely to affect the Company’s internal control over financial reporting.

1.15.3	Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

There have been no significant changes in internal controls over financial reporting that have affected or are reasonably likely to affect its internal control over financial reporting during the period ended September 30, 2009.